MABEY & COOMBS, L.C.
                         Attorneys at Law
               3098 South Highland Drive, Suite 323
                 Salt Lake City, Utah  84106-6001
                       Phone (801) 467-2021
                        Fax (801) 467-3256
JOHN MICHAEL COOMBS                              writer's direct line 467-2779
                                          writer's e-mail:  jmcoombs@sisna.com


November 18, 2005


VIA FACSIMILE @ 202-772-9206 AND REGULAR MAIL

S. Thomas Kluck, II, Staff Attorney
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Mail Stop 3561

     Re:       Request for clarification of certain comments in your comment letter dated November 14, 2005, in response to Tintic Gold Mining Company's third amended Form SB-2/A-3, File No. 333-119742

Dear Mr. Kluck:

     As a follow-up on my letter to you dated November 17, 2005, let me again say that we are in receipt of your comment letter of November 14 to our third amended registration statement.

     In addition to what we contend in our November 17, 2005 letter, we also observe that the Commission has issued several exceptionally broad comments and then, when we have responded as best we can and because we have believed that we can discern what the comment is directed at, it turns out that our response is off the mark or isn't good enough and thus, the comment is repeated. We have come to the conclusion that instead of guessing as to what it is you want, we believe that in the following instances you need to tell us EXACTLY what you want so that these comments don't keep being repeated by you, particularly after we have done our best to comply with them. Please tell us EXACTLY what you want with regard to the following comments so that these comments can be complied with once and for all upon the filing of our Fourth Amended Registration Statement. Considering the energy and resources that we have all spent on Tintic Gold's registration process over the last year and considering the fact that you have let other "spin-off" registrants slide right through this process in short order, we do not believe that this is too much to ask. We would also like to remind you that this is not an offering that involves raising any money and in fact, those people receiving the spun-off shares are parting with nothing. They are and will be at risk for nothing. Other than full and fair disclosure, something we believe we have provided in our last registration statement, there is little, as a practical matter, that they need to be protected from or against. Considering this, one has to seriously wonder about the real benefit of keeping us in this process with you much longer.

     Comment No. 7. In regard to the Outside Back Cover Page of the prospectus, your previous comment no. 7 merely directed us to Item 502(b) of Regulation S-B. That provision solely applies to "dealers." We are not "dealers." We are not making any money in the nature of commissions or otherwise in effectuating the distribution. Now you have renewed the comment in a new comment no. 7 but now you have gone further and are now more specific and you have now referred us to Rule 174 for the first time. We have now read this rule as well. We are, and have been, well aware that there are prospectus delivery requirements. We have already disclosed in several places in our last registration statement that the prospectus will be mailed with the stock certificates once the registration statement is deemed or declared effective by the Commission and not before. Because we are frankly at a total loss as to what you want in this regard, particularly after reading Rule 174, we hereby ask that you give us the EXACT language that you want us to put on our Outside Back Cover Page so that we might be done with this comment once and for all.

     Comment No. 25. This is an unusually broad comment that we believe is inapplicable to our simple and straightforward business plan. As a practical matter, our business plan is as detailed as we can make it, given the fact that we are, at this stage, doing nothing more than seeking out an exploration partner/joint venturer. We are not IBM. We do not have revenue. We do not have employees. We do not own or lease any mining equipment. We do not have any significant operations at this time. This comment is obviously directed at a much larger and well-heeled mining company such as Phelps Dodge or Inmet Mining Co. which trades on the Toronto Stock Exchange, both of which have the money and financing to undertake full fledged exploration programs on a regular basis. We do not. Since we believe we have already complied with this comment, we ask that you be more precise, otherwise, we are simply going to get more comments from you in this regard. Please explain EXACTLY what you mean by the "phased nature of our exploration process" when we have already completed obtaining a geologic report and are in our next phase. Also, we have detailed our "milestones," your term not ours, and we have indicated what we think they will cost and when they will commence and are expected to be completed. Accordingly, we frankly don't understand what more you could want or expect. Contrary to the premise of this comment, we believe that an investor reading our last amended registration statement would easily be able to understand what we are doing and why we are doing it. Since it is our registration statement, not yours, and since we believe our business plan is exceptionally simple, we don't understand why you want us to make it so complicated.

     Comment No. 51. We do not understand Comment No. 51 which has now become more specific and which now asks us to identify "promoters" and to further include disclosure of their purchases of the Company's securities.
The fact is that other than Tintic Gold's three officers and directors and myself, all four of whom purchased 500,000 shares of stock for a total consideration of $25,000 right after the Company was formed, there is no one we are aware of who could conceivably be considered a "promoter." So the fact is that there is no one else to identify in response to this comment. At the same time, our last registration statement identifies this stock purchase by the four of us repeatedly. There is simply no reason for this comment. It is superfluous and overcomplicates an already over-complicated filing. If the four of us are indeed "promoters," we are already (1) identified (repeatedly in fact) and (2) our stock purchases are identified (repeatedly as well). In short, this comment is covered repeatedly in our last amended registration statement. So please either tell us EXACTLY what language you want in response to this comment and EXACTLY where you want it inserted or please waive it.

     Finally, on another note, with regard to comments like your brand new Comment No. 36, it is clear to us that you have consulted with a mining person within the Commission in reviewing our third amended registration statement. We would like the name and phone number of that person(s) so that we can call and talk to he or she about complying with this and other mining-related comments, including ones that specifically relate to our business plan.

     Thank you for your time and attention to this matter.

                                   Very truly yours,
                                   MABEY & COOMBS, L.C.

                                    /s/John Michael Coombs

                                   John Michael Coombs
                                   Attorneys for Tintic Gold Mining Co.

cc:  George Christopulos